Prospectus Supplement No. 10



The   Prospectus  dated  November  14,  1996  (the  "Prospectus")
relating to the offer for resale of up to $115,000,000 aggregate principal amount of 5.5% Convertible Subordinated Debentures due 2006 of Aames Financial Corporation (the "Company") and 4,107,142 shares of the common stock of the Company, par value $0.001 per share, into which such Debentures are convertible is hereby amended as follows:

     (1) The fourth paragraph appearing on the cover page of the Prospectus is deleted and replaced in its entirety as follows:

           "The Debentures are general unsecured obligations of the Company, subordinated to all existing and future Senior Indebtedness (as defined herein), which at October 31, 1996 was approximately $256 million, including $23.0 million of the Company's 10.5% Senior Notes due 2002, $150 million of the Company's 9.125% Senior Notes due 2003 and Company guarantees of approximately $82.9 million of warehouse indebtedness outstanding on such date incurred by a wholly owned subsidiary of the Company. See `Description of the Debentures.' "

      (2)   The  following entity is hereby named  as  a  Selling
Security Holder as contemplated on page 33 of the Prospectus:

      Selling Security Holder                 Principal Amount of
Debentures
     Bankers Trust International PLC                   $650,000
     1 Appold Street
     Broadgate
     London EC2A 2HE
     England

An affiliate of Bankers Trust International PLC has in the past provided to the Company and the Company's subsidiaries trustee services for which such affiliate has received customary fees. Such affiliate and other affiliates may in the future provide such services as well as commercial banking services.




   The date of this Prospectus Supplement is January 13, 1997.